EMGOLD MINING CORPORATION

Suite 1010 – 789 West Pender Street

Vancouver, B.C. V6H 1H2

www.emgold.com

January 28, 2013 TSX Venture Exchange: EMR

OTCQB: EGMCF

U.S. 20-F Registration: 000-51411

Frankfurt Stock Exchange: EML

EMGOLD INTERSECTS GOLD

AT ITS ROZAN PROPERTY, B.C.

Emgold Mining Corporation ("Emgold" or the "Company") is pleased to announce successful completion of its 2012 field exploration program at its Rozan Property (the "Property"). The Rozan Property is an early stage poly-metallic exploration project located in the Nelson Mining District, approximately 10 kilometers southwest of Nelson, British Columbia. William Rozan staked the area in 1928 and operated a small scale high grade gold mining operation on the Property until the early 1970’s. The Rozan Property consists of 32 mineral claims covering an area of 1,950 hectares.

Emgold completed 1,495.3 metres of BTW size diamond core drilling in 15 drill holes on the Property focusing on gold exploration targets. Highlights of the 2012 drill program include:

•	11.13 grams per tonne gold over 1.45 metres in drill hole 12ROZ-08 in the Sheeted Vein Zone.
•	1.65 grams per tonne gold over 1.00 metres in drill hole 12ROZ-01 in the Main Vein Zone.

Drilling was contracted to Wade Critchlow Enterprises Ltd., based in Salmo, BC. Drill pad locations were located to test target areas that were identified from geological mapping, geophysics, and geochemical sampling in previous work programs on the Property. Assaying was done by ACME Analytical Laboratories in Vancouver, B.C. Details on the drilling program are outlined in Table 1 below.

Prior to 2012, Emgold completed two precursory diamond drilling programs on the Rozan Property. Two drill holes, totaling 304 metres in length, were drilled in 2000. Significant drill results included 1.45 grams per tonne gold over 4.08 metres in hole ROZ00-01 in the Sheeted Vein Zone. The second hole, ROZ00-02, obtained 60.73 grams per tonne gold over 0.25 metres in the Main Vein Zone. In 2007 a third drill hole, ROZ07-01, was completed to test the Main Vein and failed to intercept its target (see Emgold press releases dated December 4, 2000 and June 11, 2008).

The 2012 diamond drilling program continued to test the Main Vein Zone, where historic mine workings are located. The vein was considered open to the north and south, and to depth. Drill holes 12ROZ01 to 12ROZ04 and 12ROZ06 tested the extents of the Main Vein. The Sheeted Vein Zone was further tested by holes 12ROZ07, 12ROZ08 and 12ROZ09.

In addition, drill holes 12ROZ10 and 12ROZ11 tested a soil geochemical trace to the north from the area previously tested within the Sheeted Vein Zone. The Mount Verde Fault and associated West Vein Zone were tested with drill holes 12ROZ05, and 12ROZ12 to 15, respectively.

The various targets tested in 2012 are within a 1,800 metre long zone of elevated multi-element soil geochemistry. The drilling program covered an area of approximately 800 metres east to west and 500 metres north to south. Significant results from the 2012 drilling program are provided below:

Table 1

Significant Drilling Results - 2012 Rozan Drilling Program (>200 ppb Au)

Hole Id	UTM E	UTM N	Elev. (m)	Az.	Dip	Sample #	From (m)	To (m)	Length(1) (m)	Au(2) (ppb)	Bi(2) (ppm)	Te(2) (ppm)
12ROZ-01	474976	5472133	2047	265	-65	106360	26.82	27.80	0.98	231.2	2.7	1.3
and	474976	5472133	2047	265	-65	106361	27.80	28.80	1.00	1,650.4	14.2	5.9
12ROZ-02	474976	5472133	2047	260	-60	106462	27.30	28.10	0.80	634.2	3.7	2.0
12ROZ-03	475017	5472152	2061	270	-45	2097214	46.30	46.85	0.55	774.9	3.9	2.0
12ROZ-04	475017	5472152	2061	275	-55	2097268	50.30	50.90	0.60	284.2	1.2	1.0
12ROZ-05	474783	5471892	1952	090	-50	2097301	17.02	20.00	2.98	280.9	0.7	0.5
and	474783	5471892	1952	090	-50	2097325	55.20	57.25	2.05	638.4	0.9	0.6
and	474783	5471892	1952	090	-50	2097336	73.35	75.29	1.94	222.6	0.2	<0.2
12ROZ-06				No Significant Values
12ROZ-07	475389	5471688	2039	120	-50	2097423	68.00	70.00	2.00	567.4	0.7	0.4
and	475389	5471688	2039	120	-50	2097428	76.65	78.33	1.68	275.1	5.3	3.6
and	475389	5471688	2039	120	-50	2097431	81.38	82.10	0.72	337.7	3.6	3.5
12ROZ-08	475449	5471650	2031	090	-50	2097445	3.05	4.50	1.45	11,125.4	39.3	22.9
and	475449	5471650	2031	090	-50	2097456	20.37	23.47	3.10	368.9	1.6	0.6
and	475449	5471650	2031	090	-50	2097502	104.60	106.30	1.70	245.0	0.5	<0.2
12ROZ-09	475449	5471650	2031	010	-50	2097526	33.65	35.97	2.32	224.3	2.4	1.1
12ROS-10				No Significant Values
12ROZ-11	475364	5471896	2087	240	-50	2097637	42.75	43.30	0.55	208.9	3.5	1.7
12ROS-12				No Significant Values
12ROS-13				No Significant Values
12ROS-14				No Significant Values
12ROS-15				No Significant Values

(1) True width not determined, drill hole intercept reported

(2) Acme Labs 1DX2 procedure, 250 gram Aqua Regia ICP-MS analysis. See discussion of bismuth ("Bi") and tellurium ("Te") below.

The Main Vein Zone drilling returned several elevated gold values, with a high of 1,650.4 parts per billion (1.65 grams per tonne) gold over 1.00 metre from hole 12ROZ01. The intercepts in holes 12ROZ-01 to 12ROZ-04 will be inserted into 3D modeling software, along with the drilling results from the 2000 and 2007 programs, for better definition of the Main Vein Zone orientation, based upon these gold-bearing intercepts and associated rock types. Hole 12ROZ-06 was collared 150 metres to the south of holes 12ROZ03 and 12ROZ-04, to test the Main Vein. Hole 12ROZ-06 drilled through silicified granite with narrow quartz veins in places, but failed to return significant values of gold. This indicates that the Main Vein structure might continue in this direction. Further testing may be required to verify the extent of the Main Vein.

Drilling within the Sheeted Vein Zone returned the highest gold value of 11,125.4 parts per billion (11.13 grams per tonne) over 1.45 metres from hole 12ROZ08. This was a very shallow intercept in the drill hole, and reflects the narrow quartz veining in altered and pyritic granite mapped at surface in this area. Further testing of this area has potential to reveal additional areas of higher-grade gold intercepts in bedrock.

Drilling of the Mount Verde fault and associated West Vein Zone returned elevated values from hole 12ROZ-05 only. A high of 638.4 parts per billion (0.63 grams per tonne) gold was returned from a 2.05 metre sample from 55.20 meters to 57.25 meters, an interval that contained quartz carbonate veining within a weakly crackly brecciated andesite. This may be part of the mapped regional scale fault tested in this drill hole. The West Vein drilling did not intercept any significant structure that might suggest either a fault or vein system is located within the area tested.

The above table notes the presence of bismuth and tellurium, which are both geochemical pathfinders for gold deposits. Bismuth is one indicator of potential intrusion-related gold systems, as categorized in deposit models. Intrusion related gold systems can vary from single large gold-bearing quartz veins to large volume porphyry-like stockwork vein systems. Tellurium has the unusual property of combining with gold and much of the earth’s gold is in the form of gold telluride (Au2Te3).

Emgold's geologists utilized a strict quality assurance plan during the exploration programs that included communication with contractors about the needs for appropriate quality assurance, procurement of supplies and services capable of delivering the desired level of quality, sample handling to ensure integrity, inspection and testing to ensure that all work met or exceeded quality criteria, using methods that reduced the potential for errors, proper training of staff, and statistical analysis that ensured quality criteria were met. The Company completed drill core logging and processing at its facility in Salmo, BC. Samples were shipped to Acme Analytical Laboratories ("Acme"), an independent assay laboratory, in Vancouver for analysis. Acme Vancouver is ISO 9001 Certified. The exploration program was supervised by Perry Grunenberg, P.Geo. a Qualified Person as defined in National Instrument 43-101.

The assay laboratory catalogued all samples, maintained complete chain of custody throughout the analytical process. All sample preparation was done at the laboratory by their staff following standard procedures. As part of their quality assurance, the laboratory incorporated assaying standards, test blanks, and duplicate analyses of samples, and included those results in final reports. The final signed reports completed the chain of custody process. Thus far, no factors of any kind have been encountered in sampling programs conducted by Emgold on the Rozan Property that could materially affect the accuracy or reliability of Emgold's sample data. All assay results to date have been tabulated and reviewed.

Emgold is continuing to analyze the results of rock sampling, soil sampling, and diamond drilling on the Rozan Property. The large multi-element geochemical anomaly outlined by Emgold, and by previous workers (see Emgold news release dated Jan 25, 2012), has only been tested over a relatively small area with drilling to date, and additional exploration is warranted subject to additional funding. The results of exploration to date indicate that the Rozan Property has potential for further success.

David Watkinson, President and CEO of Emgold stated, "Emgold is pleased by the results of the 2012 drilling program on the Rozan. The potential for both high-grade quartz-pyrite veining and bulk-mineable grade systems remain on the Property. Plans are underway to continue exploration of the gold targets identified to date, subject to financing. We believe there is excellent potential for further discovery."

About Emgold Mining Corporation

Emgold’s primary focus is permitting the re-opening of the Idaho-Maryland Project in California, subject to available financing. The Idaho-Maryland Mine produced 2.4 million ounces of gold at an average recovered grade of 0.43 ounces per ton between 1862 and 1956. Once the Environmental Impact Report is complete, operating permits are obtained, and subject to available financing, the Company plans to dewater and rehabilitate the historic underground workings, conduct underground exploration, and ultimately, if exploration is successful, construct a high grade underground gold operation capable of producing over 200,000 ounces of gold per year.

Emgold has several other exploration properties located in the western U.S. and Canada. These include the Buckskin Rawhide and Koegel Rawhide gold properties in Nevada and the Stewart and Rozan poly-metallic properties in British Columbia.

Qualified Person

Technical information in this press release related to Canadian properties has been reviewed and approved by Mr. Perry Grunenberg, P.Geo., a Qualified Person as defined in National Instrument 43-101. Mr. Grunenberg supervises technical work related to Emgold’s Canadian properties. Similarly, technical information in this press release related to U.S. properties has been reviewed and approved by Mr. Robert Pease, P.Geo., a Qualified Person as defined in National Instrument 43-101. Mr. Pease is responsible for supervising the technical work related to Emgold’s U.S. Properties.

On behalf of the Board of Directors
David G. Watkinson, P.Eng.
President & CEO

For further information please contact:
Tel: 778-375-3106
Email: info@emgold.com

This release was prepared by the Company's management. Neither TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. For more information on the Company, investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.emgold.com. This news release includes certain statements that are "forward-looking statements" within the meaning of applicable securities laws including statements regarding the timing of completion of the Final EIR for the Idaho-Maryland Project, plans to dewater and rehabilitate the underground workings, the Company's other work programs such as those for the Rozan Property, exploration potential, expected results, and other statements. Forward-looking statements are based on certain assumptions that the City of Grass Valley and its consultants, which require funding by Emgold, will complete the EIR in a reasonable timeframe, the City of Grass Valley will certify the EIR as complete, and the City of Grass Valley will approve the Conditional Use Permit for the mine and approve other entitlements under their authority. They assume other permitting agencies overseeing the project on a local, state and federal level will grant the permits needed for mining construction and operation. They assume that actual results of permitting and exploration activities by the Company on its various properties are consistent with management's expectations, that assumptions relating to exploration targets are accurate, and that necessary financing is available to complete the required exploration work. They include assumptions about production rates, production grades, and gold recoveries. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include the failure to obtain the required permits and approvals, exploration results that are different than those anticipated, inability to raise or otherwise secure capital to fund planned permitting, exploration, mine construction and development, and mine operations. Other risk factors include changes in metal prices, the price of the Company's shares, the costs of labour, the cost of equipment, the cost of supplies, actual development and mining operation successes, exploitation and exploration successes, approvals by federal, state, and local agencies, permitting delays, legal challenges to permits, general economic, market or business conditions, and other factors beyond the control of the Company. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. The Company does not intend to update or revise any forward-looking information whether as to a result of new information, future events or otherwise, except as required by law.